                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                 (RULE 13E-100)

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                COUNTY BANK CORP
                              (Name of the Issuer)

                                COUNTY BANK CORP
                      (Name of Person(s) Filing Statement)

                         Common Shares, $5.00 par value
                         (Title of Class of Securities)

                                    222407108
                      (CUSIP Number of Class of Securities)

                                   Curt Carter
                                    President
                                County Bank Corp
                            83 West Nepressing Street
                             Lapeer, Michigan 48446
                                 (810) 664-2977
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:
                             Martin D. Werner, Esq.
                         Shumaker, Loop & Kendrick, LLP
                             North Courthouse Square
                               1000 Jackson Street
                             Toledo, Ohio 43624-1573
                                  419-321-1395

This statement is filed in connection with (check the appropriate box):

[X]  a.   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ]  b.   The filing of a registration statement under the Securities Act of
          1933.

[ ]  c.   A tender offer.

[ ]  d.   None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

Transaction valuation*   Amount of filing fee**
----------------------   ----------------------
      $2,902,680                 $341.65

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________________________________________

Form or Registration No.: ___________________________________________

Filing Party: _______________________________________________________

Date Filed: _________________________________________________________

* Calculated solely for purposes of determining the filing fee. This amount consists of the estimated $2,902,680 of cash to be paid in lieu of issuing fractional shares to holders of less than one common share after the proposed reverse stock split, assuming the acquisition of approximately 52,776 shares of common stock for $55.00 per share in cash.

** The amount of the filing fee is calculated, in accordance with Rule 0-11(b)(1), by multiplying the transaction valuation of $2,902,680 by .0001177.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Introduction.............................................................     1

Item 1.  Summary Term Sheet..............................................     1

Item 2.  Subject Company Information.....................................     1

Item 3.  Identity and Background of Filing Person........................     2

Item 4.  Terms of the Transaction........................................     2

Item 5.  Past Contacts, Transactions, Negotiations and Agreements........     3

Item 6.  Purposes of the Transaction and Plans or Proposals..............     3

Item 7.  Purposes, Alternatives, Reasons and Effects.....................     4

Item 8.  Fairness of the Transaction.....................................     4

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations..........     5

Item 10. Source and Amounts of Funds or Other Consideration..............     5

Item 11. Interest in Securities of the Subject Company...................     6

Item 12. The Solicitation or Recommendation..............................     6

Item 13. Financial Information...........................................     6

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.........     7

Item 15. Additional Information..........................................     7

Item 16. Exhibits........................................................     7

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "SEC") under Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 13e-3 promulgated thereunder by County Bank Corp, a Michigan corporation. County Bank Corp is proposing that its stockholders, at a Special Meeting of the Stockholders of County Bank Corp (the "Special Meeting"), approve and adopt amendments to County Bank Corp's Articles of Incorporation, as amended, whereby
(a) County Bank Corp would effect a 1-for-500 reverse stock split of the Common Shares (as such term is defined below) and, in lieu of issuing fractional shares to holders of less than one whole Common Share, stockholders holding less than 500 Common Shares immediately prior to the reverse split will receive cash in the amount of $55.00 for each pre-split Common Share and (b) immediately following the reverse stock split and the conversion of all fractional shares held by stockholders holding less than one whole Common Share after the reverse stock split into the right to receive cash in the amount of $55.00 per pre-split share, County Bank Corp would effect a 500-for-1 forward stock split of the Common Shares remaining outstanding after the reverse stock split. Items (a) and
(b) will be considered one proposal (the "Stock Splits").

     This Schedule 13E-3 is being filed with the SEC concurrently with a preliminary proxy statement, including exhibits, filed by County Bank Corp pursuant to Rule 14A under the Exchange Act (the "Proxy Statement").

     The information contained in the Proxy Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to amendment and completion. This Schedule 13E-3 will be further amended to reflect such amendment or completion of the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in the section of the Proxy Statement entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) Name and Address.

     The name of the subject company is County Bank Corp. County Bank Corp is a Michigan corporation with its principal place of business located at 83 West Nepressing Street, Lapeer, Michigan 48446. County Bank Corp's telephone number is (810) 664-2977.

     (b) Securities.

     The subject class of equity securities is County Bank Corp's common shares, $5.00 par value (the "Common Shares"). There were 1,118,315 Common Shares outstanding on October 4, 2005.

     (c) Trading Market and Price.

     The information set forth in the section of the Proxy Statement entitled "Information About the Corporation - Market Price and Dividend Information" is incorporated herein by reference.

     (d) Dividends.

     The information set forth in the section of the Proxy Statement entitled "Information About the Corporation - Market Price and Dividend Information" is incorporated herein by reference.


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

     (e) Prior Public Offerings.

     County Bank Corp has not made any underwritten public offering of the Common Shares during the past three years.

     (f) Prior Stock Purchases.

     The information set forth in the section of the Proxy Statement entitled "Information About the Corporation - Share Repurchase Information" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Name and Address.

     County Bank Corp is the filing person and the subject company. County Bank Corp's address and telephone number are provided in Item 2(a) above. County Bank Corp's executive officers and directors are set forth below.

     Executive Officers:

     Curt Carter          President of County Bank Corp and Chairman of Lapeer
                          County Bank & Trust Co.
     Bruce J. Cady        Vice President of County Bank Corp and President of
                          Lapeer County Bank & Trust Co.
     Joseph Black         Treasurer of County Bank Corp
     Laird A. Kellie      Secretary of County Bank Corp

     Board of Directors:

     Michael H. Blazo
     David H. Bush, O.D.
     Thomas K. Butterfield
     Bruce J. Cady
     Curt Carter
     Patrick A. Cronin
     James F. Harrington
     Ernest W. Lefever, DPM
     Timothy Oesch
     Charles E. Schiedegger

     The address of each executive officer and director of County Bank Corp is c/o County Bank Corp, P.O. Box 250, Lapeer, Michigan 48446.

     (b) Business and Background of Entities.

     Not applicable.

     (c) Business and Background of Natural Persons.

     The information set forth in the section of the Proxy Statement entitled "Information About the Corporation - Directors and Executive Officers and Principal Holders" is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) Material Terms.

     The information set forth in the sections of the Proxy Statement entitled "Special Factors - Purpose of and Reasons for the Stock Splits," "Special Factors - Effects of the Stock Splits," "Stock Splits Proposal - Summary and


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Structure," "Stock Splits Proposal - Material Federal Income Tax Consequences,"
"Financial Information" and "Meeting and Voting Information - Quorum and Required Vote" is incorporated herein by reference.

     (c) Different Terms.

     The information set forth in the sections of the Proxy Statement entitled "Stock Splits Proposal - Summary and Structure," "Special Factors - Effects of the Stock Splits" and "Information About the Corporation - Directors and Executive Officers and Principal Holders" is incorporated herein by reference.

     (d) Appraisal Rights.

     The information set forth in the section of the Proxy Statement entitled "Stock Splits Proposal - Unavailability of Appraisal or Dissenters' Rights" is incorporated herein by reference.

     (e) Provisions for Unaffiliated Security Holders.

     The information set forth in the section of the Proxy Statement entitled "Special Factors - Fairness of the Stock Splits" is incorporated by reference.

     (f) Eligibility for Listing or Trading.

     The information set forth in the section of the Proxy Statement entitled "Special Factors - Effects of the Stock Splits" is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) Transactions.

     The information set forth in the section of the Proxy Statement entitled "Information About the Corporation - Certain Transactions" is incorporated by reference.

     (b) Significant Corporate Events.

     None.

     (c) Negotiations or Contacts.

     None.

     (e) Agreements Involving the Subject Company's Securities.

     None.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (b) Use of Securities Acquired.

     The Common Shares acquired in connection with the Stock Splits will be cancelled and extinguished.

     (c) Plans.

          (1) None.

          (2) None.

          (3) None.


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

          (4)  None.

          (5)  None.

          (6) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Purpose of and Reasons for the Stock Splits" and "Special Factors - Effects of the Stock Splits" is incorporated herein by reference.

          (7) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Purpose of and Reasons for the Stock Splits" and "Special Factors - Effects of the Stock Splits" is incorporated herein by reference.

          (8) The information set forth in the section of the Proxy Statement entitled "Stock Splits Proposal - Background of the Stock Splits" is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a) Purposes.

     The information set forth in the sections of the Proxy Statement entitled "Special Factors - Purpose of and Reasons for the Stock Splits" and "Stock Splits Proposal - Background of the Stock Splits" is incorporated herein by reference.

     (b) Alternatives.

     The information set forth in the section of the Proxy Statement entitled "Special Factors - Alternatives to the Stock Splits" is incorporated herein by reference.

     (c) Reasons.

     The information set forth in the sections of the Proxy Statement entitled "Special Factors - Purpose of and Reasons for the Stock Splits" and "Stock Splits Proposal - Background of the Stock Splits" is incorporated herein by reference.

     (d) Effects.

     The information set forth in the sections of the Proxy Statement entitled "Special Factors - Effects of the Stock Splits," "Special Factors - Fairness of the Stock Splits," "Special Factors - Disadvantages of the Stock Splits," "Stock Splits Proposal - Material Federal Income Tax Consequences" and "Financial Information" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a) Fairness.

     The information set forth in the sections of the Proxy Statement entitled "Special Factors - Fairness of the Stock Splits," "Opinion of Austin Associates, LLC" and "Stock Splits Proposal - Recommendation of the Board" is incorporated herein by reference.

     (b) Factors Considered in Determining Fairness.

     The information set forth in the sections of the Proxy Statement entitled "Special Factors - Fairness of the Stock Splits," "Opinion of Austin Associates, LLC" and "Stock Splits Proposal - Recommendation of the Board" is incorporated herein by reference.


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

     (c) Approval of Security Holders.

     The information set forth in the section of the Proxy Statement entitled "Special Factors - Fairness of the Stock Splits" is incorporated herein by reference.

     (d) Unaffiliated Representative.

     The information set forth in the section of the Proxy Statement entitled "Special Factors - Fairness of the Stock Splits" is incorporated herein by reference.

     (e) Approval of Directors.

     The information set forth in the sections of the Proxy Statement entitled "Stock Splits Proposal - Recommendation of the Board" and "Special Factors - Fairness of the Stock Splits" is incorporated herein by reference.

     (f) Other Offers.

     None.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) Report, Opinion or Appraisal.

     The information set forth in the sections of the Proxy Statement entitled "Summary Term Sheet - Fairness of the Stock Splits," "Stock Splits Proposal - Background of the Stock Splits," "Special Factors - Fairness of the Stock Splits" and "Opinion of Austin Associates, LLC" is incorporated herein by reference.

     (b) Preparer and Summary of the Report, Opinion or Appraisal.

     The information set forth in the sections of the Proxy Statement entitled "Summary Term Sheet - Fairness of the Stock Splits," "Opinion of Austin Associates, LLC" and "Stock Splits Proposal - Background of the Stock Splits" is incorporated herein by reference.

     (c) Availability of Documents.

     The full text of the fairness opinion of Austin Associates, LLC dated September 7, 2005, attached to the Proxy Statement as Exhibit A, is incorporated herein by reference. The valuation report of Austin Associates, LLC as of June 30, 2005 is attached hereto as Exhibit (c)(i). The fairness opinion and the valuation report are also available for inspection and copying at County Bank Corp's principal executive offices located at 83 West Nepressing Street, Lapeer, Michigan 48446 during County Bank Corp's regular business hours by any interested stockholder of County Bank Corp or representative of such holder who has been so designated in writing.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) Source of Funds.

     The information set forth in the section of the Proxy Statement entitled "Special Factors - Financing, Sources of Funds and Expenses" is incorporated herein by reference.

     (b) Conditions.

     Not applicable.


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

     (c) Expenses.

     The information set forth in the section of the Proxy Statement entitled "Meeting and Voting Information - Solicitation and Costs" is incorporated herein by reference.

     (d) Borrowed Funds.

     Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Securities Ownership.

     The information set forth in the section of the Proxy Statement entitled "Information About the Corporation - Directors and Executive Officers and Principal Holders" is incorporated herein by reference.

     (b) Securities Transactions.

     The information set forth in the section of the Proxy Statement entitled "Information About the Corporation - Directors and Executive Officers and Principal Holders" is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

     (d) Intent to Tender or Vote in a Going Private Transaction.

     The information set forth in the sections of the Proxy Statement entitled "Stock Splits Proposal - Recommendation of the Board," "Special Factors - Fairness of the Stock Splits" and "Meeting and Voting Information - Quorum and Required Vote" is incorporated herein by reference.

     (e) Recommendations of Others.

     The information set forth in the sections of the Proxy Statement entitled "Stock Splits Proposal - Recommendation of the Board" and "Special Factors - Fairness of the Stock Splits" is incorporated herein by reference.

ITEM 13. FINANCIAL INFORMATION.

     (a) Financial Information.

          (1) The audited financial statements contained in County Bank Corp's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, are incorporated herein by reference. The information and financial statements set forth in the section of the Proxy Statement entitled "Financial Information" is incorporated by reference.

          (2) The financial statements contained in County Bank Corp's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, are incorporated herein by reference. The information and financial statements set forth in the section of the Proxy Statement entitled "Financial Information" is incorporated by reference.

          (3) Not applicable.

          (4) The information set forth in the section of the Proxy Statement entitled "Financial Information" is incorporated herein by reference.


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

     (b) Pro Forma Information.

     The information set forth in the section of the Proxy Statement entitled "Financial Information - Pro Forma Financial Information" is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Solicitations or Recommendations.

     The information set forth in the section of the Proxy Statement entitled "Meeting and Voting Information - Solicitation and Costs" is incorporated herein by reference.

     (b) Employees and Corporate Assets.

     The information set forth in the section of the Proxy Statement entitled "Meeting and Voting Information - Solicitation and Costs" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

     All of the information set forth in the Proxy Statement and each Exhibit attached thereto is incorporated herein by reference.

ITEM 16. EXHIBITS.

     (a) (i) Preliminary Proxy Statement and Form of Proxy for the Special Meeting of Stockholders of County Bank Corp*

         (ii)Proposed Form of Certificate of Amendment to the Articles of Incorporation of County Bank Corp to Effect Reverse Stock Split*

         (iii) Proposed Form of Certificate of Amendment to the Articles of Incorporation of County Bank Corp to Effect Forward Stock Split*

     (b) Not applicable.

     (c) (i) Valuation Report of Austin Associates, LLC

         (ii)Fairness Opinion of Austin Associates, LLC*

     (d) Not applicable.

     (f) Not applicable.

     (g) Not applicable.

     * Incorporated by reference to County Bank Corp's preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 7, 2005.


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

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2005

                                        COUNTY BANK CORP


                                        By: /s/ Curt Carter
                                            ------------------------------------
                                        Name: Curt Carter
                                        Title: President

                                  EXHIBIT INDEX

Exhibit
-------
(a)(i)     Preliminary Proxy Statement and Form of Proxy for the Special Meeting
           of Stockholders of County Bank Corp*

(a)(ii)    Proposed Form of Certificate of Amendment to the Articles of
           Incorporation of County Bank Corp to Effect Reverse Stock Split*

(a)(iii)   Proposed Form of Certificate of Amendment to the Articles of
           Incorporation of County Bank Corp to Effect Forward Stock Split*

(c)(i)     Valuation Report of Austin Associates, LLC

(c)(ii)    Fairness Opinion of Austin Associates, LLC*

* Incorporated by reference to County Bank Corp's preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 7, 2005.


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